EXHIBIT 8.1

LIST OF SUBSIDIARIES

The Company presently wholly owns Euro Tech Global Pte. Limited, a Singapore corporation.

Euro Tech Global Pte. Limited wholly owns Euro Tech (Far East) Limited, a Hong Kong corporation, which, in turn, owns the following corporations:

Wholly-Owned

Euro Tech Trading (Shanghai) Limited — a People’s Republic of China corporation

Majority Owned

PACT Environmental Technology Pte. Ltd. — a Singapore corporation

Yixing Pact Environmental Technology Co., Ltd. — a People’s Republic of China corporation

Pact Asia Pacific Limited — a BVI corporation

Other Entities

Zhejiang Tianlan Environmental Protection Technology Co., Ltd. — a People’s Republic of China corporation.*

* A 50 percent or less owned person accounted for by the equity method as defined by SEC rules and regulations.